UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage GFC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, 6th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-509-7800**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name -- *if individual, state last, first, middle name*)

866 United Nations Plaza	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Giuseppe Confuorti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage GFC, LLC, as of December ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public

JULIE LEE
Notary Public, State of New York
No. 01LE6109539
Qualified in Queens County
Commission Expires May 10, 20 16

2/25/2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE GFC, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2012

CONTENTS

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Advantage GFC, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in members equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage GFC, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 26, 2013

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Cash	$ 1,029,078
Receivable from clearing broker	13,001
Loans receivable	641,271
Other investments	1,856,303
Prepaid expenses	45,150
Other assets	5,187
Total assets	$ 3,589,990

Liabilities and Members' Equity

Liabilities:	
Accrued expenses payable	$ 25,562
Total liabilities	$ 25,562
Members' equity	3,564,428
Total liabilities and members' equity	$ 3,589,990

The accompanying notes are an integral part of these financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Consulting	$	520,000
Other income		27,225
Gain on investment holdings		99,095
Interest and dividend income		8,011
Total revenues		654,331
Expenses:		
Members' compensation		210,000
Commissions paid to other broker-dealers		25,652
Interest		230
Regulatory fees and expenses		1,189
Professional fees		79,442
Payroll Taxes		13,138
Taxes		4,424
Quotes		37,051
Rent		75,084
Insurance		10,313
Telephone		15,603
Travel		50,662
Dues and subscriptions		2,049
Office supplies and expense		5,312
Other expenses		47,859
Total expenses		578,008
Net income	$	76,323

The accompanying notes are an integral part of these financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, January 1, 2012	$ 3,528,105
Distributions	(40,000)
Net income	76,323
Balance, December 31, 2012	$ 3,564,428

The accompanying notes are an integral part of these financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$	76,323
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Other receivables		(1,461)
Receivables from broker and dealers		1,999
Investment in securities		(146,948)
Prepaid expenses		7,798
Decrease in operating liabilities:		
Accrued expenses		(23,808)
Net cash used in operating activities		(86,097)
Cash flows from financing activities:		
Capital distributions		(40,000)
Net cash used in financing activities		(40,000)
Net decrease in cash		(126,097)
Cash - beginning of year		1,155,175
Cash - end of year	$	1,029,078

The accompanying notes are an integral part of these financial statements.

ADVANTAGE GFC, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. Operations:

Advantage GFC, LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA). The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. Significant Accounting Policies:

Basis of Presentation

The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit or loss in the statement of income and expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

3. Income Taxes

Federal and state income taxes have not been provided for in the accompanying financial statements, as the members are individually liable for their share of income tax liabilities. The Company is liable for New York City Unincorporated Business Tax. At December 31, 2012 management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

4. Fair Value of Financial Instruments

All assets and liabilities are stated at amounts that approximate fair value.

Notes to Financial Statements continued:

5. **Off-Balance -Sheet Capital Risk**

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liability with regard to the right. During 2012, the Company did not pay any amounts related to these guarantees.
In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

6. **Concentrations**

The Company has significant cash balances held by financial institutions. The Company does not believe that it has any risk with respect to these deposits.

7. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and NFA rules which require the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $958,564, which was $858,564 in excess of its required net capital of $100,000.

Notes to Financial Statements continued:

8. Investment

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2012, the Company held an approximate 10% interest in SICAV. In addition, it has several smaller investments. These investments are considered to be Level 2 items in that even though there are some pricing data available for them, the market in which they trade is not active as compared to the market for other securities.

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities, at fair value				
SICAV		$ 1,724,104	$ -	$ 1,724,104
Total Assets	$ -	$ 1,724,104	$ -	$ 1,724,104

SCHEDULE I

ADVANTAGE GFC, LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Allowable capital:		
Total member's capital	$	3,564,428
Less:		
Non-allowable assets		(2,547,911)
Tentative net capital before haircuts		1,016,517
Less: Haircuts on foreign currency holdings		(57,953)
Net capital	$	958,564
Aggregate indebtedness	$	25,562
Minimum net capital required		100,000
Excess net capital	$	858,564
Ratio: Aggregate indebtedness to net capital		0.03

There are no significant differences between the above computation and the net capital reported on the Company's FOCUS Report Part IIA as of December 31, 2012.

SCHEDULE II

ADVANTAGE GFC, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Advantage GFC, LLC (the "Company") for the year ended December 31, 2012 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), and as a member of the National Futures Association (NFA), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

i understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, my review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2013
New York, N.Y.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members of:
Advantage GFC, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2012, which were agreed to by Advantage GFC, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7)*. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report)for the year ended December 31, 2012 with the amounts reported in *Form SIPC-7 for the year ended December 31,2012* noting no differences;
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2013

Arnold G. Greene

SCHEDULE III

ADVANTAGE GFC, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

SIPC -7- General Assessments at	$	0
Payment Remitted with Form SIPC-6		0
Amount Due with Form SIPC-7	$	0